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                                                                    EXHIBIT A.11

[GARTNER GROUP LOGO]


FOR RELEASE 6:30 A.M. EDT                                  Jennifer L. Schlueter
                                                             Gartner Group, Inc.
                                                                    203.316.6537

                  GARTNER GROUP, INC. TO COMMENCE TENDER OFFER
                 FOR UP TO 15,700,000 SHARES OF ITS COMMON STOCK

STAMFORD, Conn. - July 26, 1999 - Gartner Group, Inc. (NYSE: IT), the world's leading authority on information technology (IT), announced today that it will commence a "Dutch Auction" issuer tender offer to purchase for cash up to 15,700,000 shares of its outstanding Common Stock at prices not less than $21.00 and not more than $24.00 per share. The tender offer is expected to commence Tuesday, July 27, 1999, and to expire, unless extended, at 12:00 midnight, New York City time, on Tuesday, August 24, 1999.

Terms of the tender offer, which are described more fully in the Offer to Purchase and the Letter of Transmittal, invite the Company's stockholders to tender 15,700,000 shares of its Common Stock, par value $0.0005 per share. The Company will offer to repurchase shares of Class A Common Stock and Class B Common Stock in the same proportion as the number of shares of each class outstanding, or 9,600,000 shares of Class A Common Stock (61 percent) and 6,100,000 shares of Class B Common Stock (39 percent). The shares of each class of Common Stock shall be purchased at a price not less than $21.00 and not more than $24.00 per share, as specified by the tendering stockholders.

The Company will determine the lowest single price per share net to the seller in cash, without interest, that will allow it to purchase 9,600,000 shares of Class A Common Stock (or such lesser number of shares as are validly tendered and not withdrawn). Similarly, the Company will determine the lowest single price per share net to the seller in cash, without interest, that will allow it to purchase 6,100,000 shares of Class B Common Stock (or such lesser number of shares as are validly tendered and not withdrawn). Such lowest single per share price for each class will be the purchase price the Company will pay for all shares of such class validly tendered at prices at or below such purchase price. The purchase price of the Class A Common Stock and Class B Common Stock need not be identical. If more than the sought number of shares of a class are tendered, there will be a proration among tendered shares of such class.

Notwithstanding the foregoing, the Company will only repurchase shares of Class A Common Stock and Class B Common Stock in the same proportion as the ratio of the number of shares of each class sought pursuant to the Offer to Purchase. If stockholders do not tender shares in these proportions, then the Company will only purchase the largest number of properly tendered shares of each class that will enable it to maintain these proportions, and the purchase price for each class will be determined upon the basis of the number of shares of such class so purchased. Shares tendered at prices in excess of the purchase price and shares not purchased because of the proration and proportionality limitations will be returned at the Company's expense. The Company reserves the right, in its sole discretion, to purchase more than 15,700,000 shares pursuant to the offer.

The Offer to Purchase, the Letter of Transmittal and related documents will be mailed to stockholders of record of the Company's common stock and will be made available for distribution to beneficial owners of such common stock on approximately July 28, 1999.

On July 23, 1999, the closing price of the Company's Class A Common Stock was $22.000 and the Company's Class B Common Stock (trading "when issued") was $21.625.
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[GARTNER GROUP LOGO]



Neither the Company, its Board of Directors nor its advisors makes any recommendation to the stockholders as to whether to tender or refrain from tendering their shares.

Credit Suisse First Boston Corporation will serve as the dealer manager for the tender offer and Morrow & Co., Inc. will serve as information agent. Any questions or requests for additional copies of the Offer to Purchase, the Letters of Transmittal or the Notice of Guaranteed Delivery related to the offer may be directed to the information agent at (800) 662-5200 for banks and brokerage firms and (800) 566-9061 for stockholders. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the offer.

As the world's leading authority on IT, GartnerGroup provides clients with a wide range of products and services in the areas of IT advisory services, measurement, research, decision support, analysis and consulting. Founded in 1979, with headquarters in Stamford, Conn., GartnerGroup is at the center of a global community serving Fortune 1000 companies from 80 locations worldwide. GartnerGroup's unique capabilities and resources help bring clarity to the direction of the world's hottest and most volatile industry. Additional information about the company is available at www.gartner.com.

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